EXHIBIT 99.1
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                                                     [LOGO - ARC ENERGY TRUST]

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NEWS RELEASE

June 16, 2006

               ARC RESOURCES LTD. ANNOUNCES THE REORGANIZATION
          OF THE EXCHANGEABLE SHARES BECOMES EFFECTIVE JUNE 16, 2006

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ARC Resources Ltd. (the  "Corporation")  announces that the  reorganization of the exchangeable shares of the Corporation that was approved at the special meeting of exchangeable shareholders held May 15, 2006, became effective June 16, 2006. Pursuant to such reorganization, the existing exchangeable shares of the Corporation that are outstanding have been exchanged for the first series of a new class of exchangeable shares having the designation, Series A Exchangeable Shares, on a one-for-one basis. The Series A Exchangeable Shares will commence trading on the Toronto Stock Exchange at the opening of the market on or about Tuesday June 20, 2006. Certificates representing Series A Exchangeable Shares will be issued upon the presentation from time to time to the Corporation's registrar and transfer agent for transfer of certificates representing the existing exchangeable shares.

ARC RESOURCES LTD.


John P. Dielwart,
President and Chief Executive Officer


   For further information about ARC Energy Trust, please visit our website
                      www.arcenergytrust.com or contact:


                Investor Relations, E-mail: ir@arcresources.com
            Telephone: (403) 503-8600           Fax: (403) 509-6417
                           Toll Free 1-888-272-4900
                              ARC Resources Ltd.
                       Suite 2100, 440 - 2nd Avenue S.W.
                              Calgary, AB T2P 5E9